06051059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27736

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
International Assets Advisory LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, Suite 1100
(No. and Street)

Orlando (City) Florida (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ward (407) 254-1591
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL

3191 Maguire Boulevard, Suite 150, Orlando, Florida 32803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2006
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Financial Condition

September 30, 2006

Assets	
Cash	$ 437,827
Certificate of deposit, restricted	52,083
Receivable from clearing broker	44,102
Intangible asset, net	76,522
Other assets	96,148
Total	$ 706,682
Liabilities and Member's Equity	
Liabilities -	
Accounts payable, accrued expenses and other liabilities	118,955
Commitments and contingencies (Notes 3 and 6)	
Member's equity	587,727
Total	$ 706,682

The accompanying Notes are an integral part of these Financial Statements.

(1) Summary of Significant Accounting Policies

International Assets Advisory, LLC (the "Company") is a single-member LLC owned by Lakeside Assets, LLC. The Company is a retail securities broker-dealer headquartered in Orlando, Florida which conducts its operations primarily in the United States as well as internationally. The Company introduces transactions to another registered clearing broker, First Clearing, LLC, that carries such accounts on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis as securities transactions occur.

Investment Advisory Income. Investment advisory fees are received monthly and recognized as earned over the term of the contract. These fees are based on a certain percentage of managed assets maintained in the customers' accounts.

Depreciation and Amortization. Depreciation and amortization of premises and equipment are provided using the straight-line method over the estimated useful lives of the assets.

Intangible Asset. Intangible asset consists of a customer list that was acquired when the Company commenced operations in 2001. The intangible asset is being amortized over six years using the straight-line method. Estimated amortization expense for the years subsequent to September 30, 2006 follows:

Year Ending September 30,	Amount
2007	$ 76,522

(continued)

(1) Summary of Significant Accounting Policies, Continued

Notes Receivable. The Company will occasionally enter into agreements with brokers that require them to repay to the Company any signing bonuses paid to them upon being hired. These notes contain clauses that forgive required principal and interest payments as long as the broker continues employment with the Company. The Company recognizes compensation expense as these required repayments are forgiven. Notes receivable are included in other assets on the statement of financial condition.

Income Taxes. The Company has elected to be treated as a partnership for income tax reporting purposes. The net loss is allocated to the member and combined with other income and expenses of the member and included in the member's income tax return. The Company is not an income tax paying entity, thus no federal or state income taxes have been recorded in the financial statements.

(2) Receivable from Clearing Broker

The receivable from clearing broker consists of commissions due from the clearing broker.

(3) Premises and Equipment

A summary of premises and equipment at September 30, 2006 is as follows:

Furniture and equipment	$ 181,870
Leasehold improvements	20,477
Total, at cost	202,347
Less accumulated depreciation and amortization	(202,347)
Premises and equipment, net	$ -

The Company leases its office facility under an operating lease with an initial term of ten years. The Company is required to maintain a $50,000 letter of credit through 2006. This amount will be reduced by $30,000 in 2006 if the lease remains current. The lease contains a 3% escalation clause plus increases in operating expenses, real estate taxes and utility costs. The lease contains two five year renewal options. Rent expense was approximately $266,000 during the year ended September 30, 2006. Minimum future lease payments at September 30, 2006 were approximately as follows (in thousands):

Year Ending September 30,	Amount
2006	$ 246,000
2007	244,000
2008	251,000
2009	258,000
2010	266,000
Thereafter	532,000
Total minimum lease payments	$ 1,797,000

(continued)

(4) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company's net capital computed in accordance with the Rule of the Commission amounted to $362,974, which was $262,974 in excess of the Company's stated minimum net capital requirement of $100,000, and the ratio of aggregate indebtedness to net capital was .33 to 1.

(5) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash. At September 30, 2006 cash of $247,000 and certificate of deposit, restricted of $52,000 were on deposit at SunTrust Bank.

(6) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities, including potential legal liabilities, that are not reflected in the accompanying financial statements.

The Company has a $50,000 letter of credit issued in connection with the Company's office facility lease (see note 3). The letter of credit is collateralized by a pledged certificate of deposit of an equal amount at the same financial institution.

(7) Defined Contribution Retirement Plan

The Company has a defined contribution retirement plan available to all employees who have completed three months of service. The Company did not make any contributions to the plan during the year ended September 30, 2006.